Exhibit (a)(5)(xi)

IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

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In re RIPAPHARM INC,	:	CONSOLIDATED
SHAREHOLDER LITIGATION	:	C.A. NO. 20337 NC
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FIRST AMENDED CLASS ACTION COMPLAINT

     Plaintiffs, by their attorneys, for their consolidated and amended complaint against defendants, allege upon personal knowledge with respect to themselves and upon information and belief as to all other allegations herein, as follows:

SUMMARY OF THE ACTION

     1.     This is an action for declaratory, injunctive and monetary relief arising out of a self-dealing scheme perpetrated by the defendant ICN Pharmaceuticals, Inc. (“ICN”), the 80.1% owner of Ribapharm, Inc. (“Ribapharm” or the “Company”) to acquire all remaining publicly held shares of the Company’s common stock at an unfairly low price unilaterally established by ICN. The scheme involves a two step transaction: First, ICN, will extend a tender offer to the public owners of Ribapharm at $5.60 per share, about one-half of the IPO price of $10 per share that ICN received for the very same shares barely one year prior and materially below the fair value of the shares. Second, ICN, will effect a short-form merger by which all remaining non-tendering public stockholders will be forcibly eliminated at the same low price used in the exchange offer (the “Proposed Transaction”).

     2.     Despite ICN’s assurances just one year ago that it would spin-off all of its remaining interest in Ribapharm after the initial public offering, ICN not only refused to do so, but has now taken the opposite course of action and is pursuing a tender offer of the remaining shares it does not own.

     3.     As ICN stock began to decline due to a decrease in consensus earnings estimates from analysts, ICN executed an about-face, and, with the assistance of Goldman Sachs & Co (“Goldman Sachs”) devised the Proposed Transaction to allow ICN to maximize its interest in the Company at the expense of the minority shareholders. Despite requests from ICN’s own hand picked members of the Ribapharm board, ICN refused to delay the commencement date of the tender offer for a period of less than two weeks to provide the Company’s board with an opportunity to evaluate the offer.

     4.     On June 10, 2003, ICN commenced a tender offer for all of the outstanding shares of Ribapharm common stock at a price that is unfair to shareholders based upon Offering Materials that are false and misleading. In so doing, defendant ICN breached its fiduciary duties to Ribapharm shareholders. Absent the entry of an injunction prohibiting the completion of the Proposed Transaction, the public shareholders of Ribapharm will suffer irreparable injury.

     5.     ICN has consistently exercised control over Ribapharm to maximize its own interests as majority shareholder to the detriment of the minority shareholders. In fact, just one day after Ribapharm’s Chairman and CEO, Johnson Lau, issued a press release on December 22, 2002 insisting that ICN spin-off the remainder of Ribapharm as it had promised in the offering, ICN acted to remove 5 of the 6 directors of the Ribapharm Board. ICN, which had already actively planned a possible squeeze out intended that those directors would not object when ICN would subsequently seek to buy out the minority shareholders at an unfair price, Thus, ICN dismissed the entire Ribapharm Board, except for Dr. Roberts A. Smith, who was rewarded with a $2.1 million payment and an expansive indemnity agreement, for, presumably, his continued representation of ICN’s interests on the Ribapharm board.

     6.     As Ribapharm’s controlling stockholder, ICN owes a fiduciary duty to refrain from interfering with the Ribapharm’s Board’s exercise of its fiduciary responsibilities. As a controlling stockholder, ICN also owes a fiduciary duty to Ribapharm’s public stockholders to refrain from pursuing a coercive two-step acquisition transaction on terms that are unfair to the public stockholders. In this case, however, ICN is vigorously pursuing an unfair two-step acquisition transaction.

THE PARTIES

     7.     Plaintiffs Maxine Phillips, Robert Garfield, Nora Mazzini, Andrew Samet, Kathleen Ann Pasek, Richard Jacob and Steven Silverberg have owned the common stock of the Company since prior to the transaction herein complained of and continuously to date.

     8.     Defendant ICN is a corporation organized and existing under the laws of the State of Delaware and, like Ribapharm, is located at 3300 Hyland Avenue, Costa Mesa, California. ICN is a global, research-based pharmaceutical company that develops, manufactures, distributes and sells pharmaceutical products. Until April 17, 2002, ICN was the parent company of Ribapharm. ICN’s stated objective is the discovery, development and commercialization of nucleoside analogs and other novel drugs that are useful in the treatment of viral diseases, cancer and other unmet medical needs. Ribapharm was a wholly owned subsidiary of ICN until April, 2002, and currently ICN owns approximately 80.1% of the Company’s outstanding common stock.

     9.     Non-defendant Ribapharm is a corporation organized and existing under the laws of the State of Delaware and is headquartered at 3300 Hyland Avenue, Costa Mesa, California. Ribapharm is a biotechnology company that develops and commercializes products for viral and cancer treatment. Ribapharm’ s principal product is Ribaviran, a drug effective in fighting Hepatitis C. The Company previously operated as a division of ICN.

     10.     Defendant ICN, as majority shareholder of Ribapharm, has a fiduciary duty to plaintiffs and the other public stockholders of Ribapharm and owes them the highest obligations of good faith, fair dealing, and full and candid disclosure.

CLASS ACTION ALLEGATIONS

     11.     Plaintiffs bring this action on their own behalf and as a class action pursuant to Court of Chancery Rule 23, on behalf of all Ribapharm stockholders (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendant’s wrongful conduct, as more fully described herein.

     12.     This action is properly maintainable as a class action.

     13.     The class of stockholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable.

     14.     There are questions of law and fact which are common to the Class including, inter alia, the following:

          (a) Whether ICN has engaged in and is continuing to engage in a plan and scheme to benefit ICN at the expense of the members of the Class;

          (b) Whether ICN, as majority stockholder of Ribapharm, has fulfilled, and is capable of fulfilling, its fiduciary duties to plaintiffs and the other members of the Class, including its duties of entire fairness, fair dealing, loyalty, due care, and candor;

          (c) Whether ICN has disclosed all material facts in connection with the challenged transaction; and

          (d) Whether plaintiffs and the other members of the Class would be irreparably damaged if ICN is not enjoined from the conduct described herein.

     15.     Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. The claims of plaintiffs are typical of the claims of the other members of the Class and plaintiffs have the same interests as the other members of the Class. Accordingly, plaintiffs will fairly and adequately represent the Class.

     16.     The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.

     17.     Defendant has acted and is about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

     18.     Ribapharm was incorporated on April 14, 2000 as a wholly owned subsidiary of ICN. Formerly, it was a division of ICN. On August 7, 2000, ICN contributed to Ribapharm the assets and operations of its former division, including ICN’s right, title and interest under its July 28, 1995 ribavirin license agreement (the “Schering-Plough License”) with Schering-Plough, Ltd. (“Schering-Plough”). Ribavirin is Ribapharm’s principal product, from which the Company receives substantially all of its revenues.

     19.     On April 10, 2002, Ribapharm effected a recapitalization of its common stock in the form of a 1,500,000 for 1.0 stock split. On April 17, 2002, and April 26, 2002, the Company was spun-off by ICN when ICN completed a public offering of an aggregate of 29,900,000 shares of common stock (the “Offering”), representing 19.93% of the total outstanding common stock of 150,000,000 shares. In connection with the Offering, ICN received net cash proceeds of $278,070,000 and retained ownership of 80.07% of Ribapharm’s common stock. Ribapharm received no proceeds from the Offering. As of November 12, 2002, the Company had issued and outstanding 150,000,000 shares of common stock.

     20.     As of January 23, 2003, ICN owned approximately 121,000,000 shares (80.1%) of Ribapharm’s common stock. ICN is thus the majority owner of Ribapharm. In connection with the Offering, ICN paid cash bonuses to its officers, directors and employees totaling approximately $47,800,000.

     21.     In the prospectus for the Offering, Ribapharm stated that its business was “to discover, develop, acquire and commercialize innovative product for the treatment significant unmet medical needs, principally in the anti-viral and anti-viral cancer areas.” The prospectus significantly noted the product Ribaviran as central to the company’s business.

     22.     The prospectus stated that ICN initiated the public offering as part of a larger corporate restructuring plan of ICN designed to split ICN’s business into three separate companies. As part of this restructuring at the time of the Offering, ICN announced in the prospectus that it was “committed to distributing its remaining interest in Ribapharm’s common stock to ICNs stockholders in a tax-free spin-off no later than six months after completion of the Offering.” While the spin-off was subject to compliance with existing laws and a ruling or opinion that the spin-off would qualify as a tax free transaction, ICN stated in the prospectus that “we are not aware at this time of any circumstances under which ICN would not effect the spin-off if all of these conditions are satisfied.” The prospectus further stated that ICN did not believe stockholder approval was legally required although it might seek such approval from its stockholders.

     23.     The prospectus for ICN’s initial public offering of Ribapharm stock contained traditional generic disclosures regarding the potential consequences of ICN’s majority ownership and control of Ribapharm and generalized potential conflicts which could arise between ICN and Ribapharm. Notably, however, the prospectus contained assurances that “ICN has advised us that it will observe any fiduciary duties as our majority stockholder it may have to our shareholders.” The prospectus never disclosed the possibility that ICN could simply change its mind to maximize its own interests.

     24.     The prospectus disclosed a number of risks to Ribapharm’s business including that ICN would continue to control Ribapharm so long as it owned over 50% of the combined voting power of the stock. It did state that any person who served as a director officer, employee or consultant of ICN at any time for the preceding three years was not qualified to serve as a Ribapharm director prior to the 2006 annual meeting. It noted the restriction did not apply to persons serving as directors immediately following the offering or the certificate of incorporation was amended by owners of two-thirds of the outstanding stock. The prospectus noted a number of things ICN could do as majority stockholder including replacing the entire board without any action by others stockholders; however, a two-step freeze out at an unfair price was not mentioned. Significantly, these disclosures reiterated the advice that ICN would observe its fiduciary duty as majority stockholder.

     25.     Moreover, a number of detailed risks were disclosed including; for example, “If our compound library is destroyed because of an earthquake or other disaster, our research and development program will be serious harmed,” and “If we use biological and hazardous materials in a manner that causes injury or violates laws, we may be liable for damages not covered by insurance.” The prospectus also disclosed that on December 17, 2001, ICN entered a guilty plea in the United States District Court for the Central District of California relating to allegations that ICN and its chairman, Mr. Panic, were alleged to have violated the federal securities laws in connection with the sale of stock and public disclosures regarding its drug Ribavirin.

     26.     Not disclosed was the risk that ICN might change its plan for the spin-off as a result of alleged “changed circumstances and market conditions.” Nonetheless, on June 20, 2002, barely two months after the Offering, when ICN was made aware of third party interest in the Company, it did an about face and announced that in light of “changed circumstances and market conditions” ICN was reviewing the plan to spin-off its Ribapharm stock. Indeed the specific disclosures made no mention of any such possibility. While the prospectus stated “ICN’s commitment to distribute its remaining interest in a tax free spin-off is subject to conditions and may not occur,” it did not advise that there was any significant likelihood that ICN, a mere two months later, might simply change its mind.

     27.     In addition to being the majority owner of Ribapharm following the Offering, ICN appointed the following persons to the Board of Ribapharm: (i) Johnson Lau, (ii) Hans Thierstein, (iii) Kim Campbell, (iv)Arnold Kroll, (v) Roberts Smith, and (vi)John Vierling. In addition, ICN maintained a significant business relationship with Ribapharm. Pursuant to this relationship, ICN and Ribapharm entered into numerous agreements, including an Affiliation and Distribution Agreement, a $35 million Line of Credit, a management Services Agreement, a Confidentiality Agreement, a Tax Sharing Agreement, a Registration Rights Agreement, a Lease Agreement for the Company’s real property, a retention Rights Agreement with regard to Ribavirin, and an agreement with regard to Schering — a major distributor of Ribavirin. These agreements collectively, and in some instances individually, provide ICN with the effective ability to control and dominate Ribapharm, and require Ribapharm to pay or deliver to ICN a material portion of its revenues and royalties to ICN.

     28.     Also, in July 2001, ICN completed an offering of $525,000,000 for 6 1/2% subordinated notes due 2008 (the “Notes”). The Notes, as they relate specifically to ICN’s obligation, are convertible into ICN’s common stock at a conversion rate of 29.1924 shares per $1,000 principal amount of Notes, subject to adjustment. Upon completion of the Notes offering, Ribapharm became jointly and severally liable for the principal and interest obligations under the Notes. Under an agreement between Ribapharm and ICN, originally entered into on July 18, 2001, but amended and restated on April 8, 2002, ICN has agreed to make all interest and principal payments related to the Notes. However, Ribapharm remains liable for these payments to the extent ICN defaults under that agreement and does not make the payments.

     29.     As a portion of the agreement with regard to the Notes, ICN and Ribapharm entered into a registration rights agreement on July 18, 2001 (the “2001 Registration Rights Agreement”) with UBS Warburg LLC that sets forth the terms and conditions upon which ICN and the Company are required to establish registration statements in connection with the Notes. Pursuant to the Registration Rights Agreement, ICN caused Ribapharm to file a registration statement with the S.E.C. on Form S-1 for the issuance of approximately 22 million shares of Ribapharm common stock on May 13, 2002. The Registration Rights Agreement further requires the Company to indemnify the underwriters with regard to false and misleading statements in the registration statement.

ICN’S REVERSAL AND REFUSAL TO SPIN-OFF RIBAPHARM

     30.     In May 2002, Ribapharm was the subject of takeover or merger discussions with another biotechnology company regarding a possible acquisition of Ribapharm by that third party. The takeover or merger, however, was not consummated at the time.

     31.     On June 20, 2002, barely two months after the IPO and following a proxy fight, ICN announced that it had three new members elected to its board and that Mr. Panic would be retiring as Chairman and CEO although he would remain on the board. It also announced that “in light of changed circumstances and market conditions,” it was reconsidering its previously announced plan to spin-off Ribapharm. In July 2002, ICN hired Goldman Sachs & Co. as its financial advisor in its attempts to maximize the value of its holdings of Ribapharm common stock. ICN board members were told that the proxy fight concerned, in large part, the election of board members who could be trusted to complete the spin-off.

     32.     By that time, in fact, not only had ICN secretly abandoned its plan to distribute its remaining interests in Ribapharm, but was already actively considering re-acquiring the shares of Company stock it had sold to the public. In a document filed with this Court, Roderick M. Hills, a former chairman of the SEC, stated that he resigned from ICN’s board in October 2002 because of fundamental disagreements with management of ICN, one of which was the failure of ICN to be more forthcoming with regard to its intentions regarding Ribapharm. He also stated that ICNs board had been inclined to reverse the public sale of Ribapharm’s stock since June and that in his view it would be unfair to repurchase Ribapharm shares below the $10.00 per share IPO price.

     33.     Mr. Hills stated, in relevant part, in his declaration:

          a. In July 2002, ICN received the expected approval of the tax free nature of the Ribapharm spin-off in a private letter ruling from the IRS. This ruling was announced in a press release by ICN on July 24, 2002, but stated that ICN was conducting a strategic reevaluation and that “decisions regarding the strategic review will be announced in due course.”

          b. He attended ICN board meetings on August 1, 2002 and September 10, 2002, in which presentations were made by Goldman Sachs and McKinsey & Company, Inc. (“McKinsey”) a management consulting firm retained by ICN, regarding the strategic alternatives with respect to Ribapharm, including the possible price at which ICN could re-purchase the publicly held stock.

           c. Based upon all of the materials reviewed, including the Goldman Sachs and McKinsey reports and discussions with other ICN directors, Mr. Hill is convinced:

•	That the repurchase of Ribapharm shares is extremely important to ICN shareholders;

•	That the spin-off of the balance of the Ribapharm shares to ICN shareholders is not in the best interest of ICN;

•	That it would be manifestly unfair not to repurchase the Ribapharm shares at the very least for the IPO price per share of $10.00; and

•	That the continued failure to inform the shareholders of ICN and Ribapharm about this decision by ICN is detrimental to both companies.

          d. At and since the ICN June 19, 2002 board meeting, the inclination of the ICN board has been to reverse the public sale of Ribapharm stock, and Hill has therefore strongly advocated a public statement by ICN that it intended to repurchase the outstanding shares of Ribapharm.

     34.     Johnson Lau, Ribapharm’s former Chairman and Chief Executive Officer has been quoted as stating that as early as September or October of 2002, he began receiving indications from ICN that it was considering a buy back of the public shares of Ribapharm at a substantially lower price than the $10.00 per share IPO price.

     35.     In early November 2002, Mr. O’Leary and Gregory Keever, then the Executive Vice President, General Counsel and Secretary of ICN, were invited to attend a portion of a meeting of the board of directors of the Company to discuss, among other things, the status of certain business discussions with F. Hoffman-La Roche Ltd. (“Roche”). At a meeting of ICN’s board on November 26, 2002, Ribapharm’s then Chairman and Chief Executive Officer, Lau made a presentation regarding the views of Ribapharm’s senior management and directors as to the benefits of completion of the spin-off. Lau proposed as a possibility that the Company undertake the obligation to pay directly a portion of the outstanding Notes described above, although no specific terms were provided.

     36.     On December 20, 2002, Ribapharm filed with the SEC a Form 8-K announcing the Company’s Board of Directors (‘Board”) had amended the Company’s by-laws to restrict the ability of Ribapharm shareholders to take action against the Company. The Form 8-K stated in pertinent part:

In the case of action to be taken by stockholders by written consent (during the period when action by written consent is not prohibited by Article VI, Section (d) of the Certificate of Incorporation), the stockholder or stockholders proposing to take such action shall give notice of the proposed action, which notice shall be in writing and delivered to the Secretary at the principal executive offices of the Corporation, a reasonable period (but not less than 35 days) before the proposed effective date of such action.

     37.     On December 20, 2002, Ribapharm issued a press release announcing that it had requested assurances from ICN that ICN intended to proceed with the previously announced tax free spin-off to ICN shareholders of all of its shares of Ribapharm common stock. According to the press release, Ribapharm requested from ICN a resolution from ICN’s Board of Directors certifying ICN’s intention to complete the spin-off. Ribapharm reported in the press release that it had informed ICN that it had entered into certain tax arrangements under a tax sharing agreement with ICN based on the previously announced spin-off. Lau was quoted in the press release as saying:

ICN committed publicly to spin-off Ribapharm, and on behalf of all our stockholders we need to determine if ICN has now changed its position. The Ribapharm Board of Directors is committed to enhancing the value of Ribapharm for all our stockholders, and continues to believe that the spin-off is in the best interests of both ICN and Ribapharm.

     38.     According to publicly-filed documents, on the same day, December 20, 2002, Ribapharm wrote to ICN and threatened to withhold a $14.5 million dollar tax sharing payment to ICN unless ICN clarified that it would spin-off the remaining 80% of the Company’s common stock.

     39.     On December 22, 2002, a telephonic meeting of ICN’s board was held to discuss the recent actions taken by Ribapharm. Goldman Sachs participated in this meeting to advise the ICN board. At this meeting, ICN’s board discussed concerns regarding Ribapharm’s management, and discussed alternatives that might be available to ICN with respect to effecting significant change to the board of directors and senior management of the Company. ICN’s board determined to pursue the removal of all but one member of the Company’s board of directors. The ICN Board further confirmed that it was making no decision regarding the possible spin-off of the Company and it deferred consideration of alternatives with respect to ICN’s interest in the Company in light of the uncertainties created by the Company’s actions

     40.     On December 23, 2002, ICN issued a press release announcing it had taken shareholder action by written consent to remove all but one member of the Board. The directors ICN sought to remove were Campbell, Kroll, Lau, Thierstein and Vierling (the “Former Directors”). Defendant Smith was not affected by ICN’s action. According to the ICN press release, ICN claimed it had lost “confidence” in Ribapharm’s leadership. ICN also announced in the same press release that it was taking “equitable” relief to ensure, what ICN termed as, the preservation of Ribapharm assets. The sole remaining director, Defendant Smith, was contacted prior to the termination of the remainder of the directors for assurances that he would support ICN’s strategic objectives with regard to Ribapharm. In exchange for these assurances, ICN agreed to pay Smith $2.1 million to surrender options to purchase ICN common stock and ICN agreed to extend Smith an expansive indemnification agreement, whereby Smith would be indemnified for any claims related to the removal action, in addition to all other indemnification offered by the Company.

     41.     On December 23, 2002, ICN’s board acted by written consent, to become effective on January 27, 2003, or such earlier date as ordered by a court of competent jurisdiction, to remove Dr. Johnson Y.N. Lau, Kim Campbell, Arnold Kroll, Hans Thierstein and John Vierling (the “Former Directors”) as directors of the Company, and to amend the bylaw provision recently adopted by the Company’s board of directors which required advance notice of actions to be taken by written stockholder consent. ICN also commenced a lawsuit against the Ribapharm directors it had just ousted in the Chancery Court of the State of Delaware (the “Delaware Litigation”). In connection with this litigation, ICN sought a temporary restraining order to prevent Ribapharm and its board of directors from taking actions outside the ordinary course of business prior to the effectiveness of ICN’s action by written consent. A letter from ICN to Ribapharm’s board of directors informing it of ICN’s actions was also delivered to the Company and was publicly disclosed. The court subsequently granted the temporary restraining order, and the Company and the Former Directors made counterclaims.

     42.     On December 24, 2002, ICN issued a press release announcing it had obtained a temporary restraining order restricting the ability of the Board of Directors of Ribapharm to take actions outside of the ordinary course of business pending effectiveness of ICN’s removal of Ribapharm directors in the Delaware Litigation. The order was obtained from the Delaware Chancery Court. Under the order, Ribapharm directors were required to provide written notice to ICN at least ten business days prior to Ribapharm taking action outside of the ordinary course of business, enabling ICN to seek a further order prohibiting such action.

     43.     On December 26, 2002, Ribapharm issued a press release announcing it was responding to public statements made by ICN. The press release quoted Lau as saying:

Ribapharm is a well-run company, generating solid financial results, that is committed to best practices in governance and compensation policy alike. The shareholders of ICN and of Ribapharm have clearly expressed their desire to see the completion of the long planned spin-off from ICN. It is deeply troubling that ICN’s management and board of directors have chosen to make unfounded attacks on Ribapharm management and its directors-rather than tell Ribapharm, its shareholders, and ICN shareholders its intentions with respect to the spin-off.

It is key to Ribapharm’s ability to sustain and enhance its solid financial performance that it pursue a focused bio-pharma strategy, implemented by seasoned bio-pharma management-essentially the very same vision presented to ICN shareholders by ICN’s current management during last May’s proxy fight. We believe ICN’s pharma business model is fundamentally incompatible with Ribapharm’s bio-pharma model, if shareholder value is to be enhanced.

     44.     On December 27, 2002, Dow Jones Business News reported that the price of Ribapharm shares had risen as much as 16%, from about $6 to $7 per share in intra-day trading, after a stock analyst said ICN may buy back the remaining shares of Ribapharm stock it doesn’t already own for $7.50 each. The analyst was quoted in the Dow Jones Business News article as noting that Ribapharm’s public offering price was $10 a share, and, according to the article, the analyst said Ribapharm stockholders may demand a higher premium in order to sell their shares.

     45.     On December 30, 2002, Ribapharm issued a press release announcing its directors would resign from the Company unless ICN’s plan to remove directors was withdrawn or invalidated. Lau was quoted in the press release as saying:

ICN has not responded to several attempts by Ribapharm to engage in a constructive dialogue. More than six months since the change in control, ICN has not clarified its position with regard to its plans to complete the Ribapharm spin-off, buy back shares at a fair price from minority Ribapharm shareholders, or engage in mutual discussions designed to find other ways to deliver value to all Ribapharm shareholders.

When asked for clarification, ICN responded by removing all but one of our directors. Ribapharm is fortunate to have an outstanding board of directors with many years combined experience in the disciplines needed to make objective and informed decisions on behalf of all our shareholders.. . .

     46.     The press release issued by Ribapharm on December 30, 2002, also described the attributes of the Company and described the potential of the Company for future growth. The press release stated in (pertinent part) that Ribapharm has:

•	recruited and built a loyal, world class group of more than 125 scientists...;

•	completed and opened a new, 65,000 square foot, state-of-the-art research and development facility;

•	achieved a series of significant R&D [Research and Development] milestones and licensing agreements;

•	doubled investment in R&D to $34 million in the first nine months of 2002;

•	for the first nine months of 2002, increased net income 113 percent to $90.0 million compared to $42.4 million for the same period in 2001.

     47.     On December 31, 2002, Ribapharm filed with the Securities and Exchange Commission (the “SEC”) a Form 8-K announcing that Company executives who resigned in response to action by ICN would receive millions of dollars in severance pay. The Form 8-K stated in pertinent part:

In connection with the resignations, Ribapharm is obligated to make cash payments to the executives totaling approximately $4.6 million in the aggregate, and may be required to make additional cash payments covering any excise tax payable under the Internal Revenue Code in connection with such payments. In addition, the vesting of options granted to the executives pursuant to Ribapharm’s 2002 Stock Option Plan will be accelerated. The vast majority of such options are not “in-the-money”.

The terms of the executives’ severance packages, which were previously disclosed in connection with Ribapharm’s initial public offering and in several subsequent filings by both ICN and Ribapharm, were designed with the assistance of ICN in order to be consistent with the severance packages then benefitting [sic] ICN executives. Ribapharm understands that various senior executives of ICN collected payments under similar severance packages in October and November 2002, notwithstanding the fact that certain of those executives continue to be employed by ICN.

     48.     On January 6, 2003, ICN, Ribapharm and Roche reached agreement on a settlement of certain pending patent disputes with respect to Ribavirin. The companies agreed to cease all legal actions worldwide between them regarding ribavirin. Under the settlement, Roche will continue to register and commercialize CopegusTM, its version of ribavirin, globally. The terms of this settlement agreement include a license by the Company of ribavirin to Roche. The license authorizes Roche to make, have made, and to sell CopegusTM under the Company’s patents. Roche will pay royalty fees to the Company on all sales of CopegusTM for use in combination therapy with interferon alpha or pegylated interferon alpha-2b beginning in 2003. The material terms of the settlement agreement, however, were never disclosed to the public. Specifically, the publicly filed agreement redacted all the economic terms. Accordingly, the minority shareholders cannot evaluate the economic value to Ribapharm of this fundamental agreement.

     49.     On January 22, 2003, the Former Directors resigned as directors of Ribapharm, and Dr. Johnson Y.N. Lau (Chairman of the Board, President and Chief Executive Officer), Thomas Stankovich (Chief Financial Officer) and Roger Loomis (General Counsel and Secretary) resigned from their positions. At the same time, ICN, Ribapharm and certain of its officers and directors settled the Delaware Litigation.

     50.     On January 23, 2003, Ribapharm’s board of directors, comprised solely of Dr. Smith, elected the following individuals to serve as directors of the Company: (i) Daniel J. Paracka, (ii) Santo J. Costa, (iii) Gregory F. Boron and (iv) James J. Pieczynski. The Company’s board of directors subsequently appointed the following individuals to executive officer positions: Kim D. Lamon, M.D., Ph.D. (President and Chief Executive Officer), William M. Comer, Jr., CPA (Vice President and Chief Financial Officer) and Me1 D. Deutsch, Esquire (Vice President, General Counsel and Secretary). Dr. Lamon was a director of ICN from August 1, 2002 until May 22, 2003. On February 21, 2003, the Company’s board of directors elected Andre C. Dimitriadis, Ph.D. as the sixth director.

     51.     ICN’s decision to keep Mr. Smith as a director of Ribapharm and to either approve of or permit the appointment of the remaining directors of Ribapharm was made in connection with and as part of its refusal to implement its previously announced intention to spin-off its ownership of Ribapharm shares and its plan to acquire Ribapharm’s public shares. Each of these directors was selected and/or approved, either explicitly or tacitly by ICN with a view that they would permit such a transaction to proceed. Further, coming on the heels of ICN’s litigation with Ribapharm and its former officers and directors, ICN had demonstrated its insistence that Ribapharm’s Board act in ways satisfactory to ICN or ICN would exercise its authority to remove such directors, with litigation if necessary.

     52.     In February and March, members of ICN’s management attended and participated in two meetings of Ribapharm’s board of directors to assure the board’s cooperation with ICN in obtaining its strategic objectives with regard to its holdings of Ribapharm’s common stock.

     53.     Throughout March, April and May, ICN’s board continued to meet with Goldman Sachs and Skadden Arps, its legal advisor, to discuss its strategic alternatives with regard to maximizing its holdings of Ribapharm common stock.

     54.     As set forth above, at the time of the IPO, ICN agreed to provide Ribapharm with working capital financing which Ribapharm could draw upon until August 31, 2002. (“Line of Credit”) As of December 31, 2002, Ribapharm had an outstanding balance of $35,000,000 under the Line of Credit. On March 28, 2003, ICN and Ribapharm entered into an amendment to the Affiliation and Distribution Agreement dated March 28, 2003, which provided that Ribapharm may make draws against the Line of Credit, if needed, to the extent of cumulative repayments made by Ribapharm, up to a maximum available credit limit of $35,000,000. As part of the amendment, the expiration date of the Line of Credit was amended to be the earlier of December 29, 2005. As a condition to the amendment, Ribapharm was forced to repay ICN the aggregate outstanding principal balance and related accrued interest, without being required to comply with a prior notice obligation. Accordingly, on March 28, 2003, Ribapharm repaid principal and interest in the amounts of $35,000,000 and $984,000, respectively.

     55.     On May 5, 2003, Gerard Klauer Mattison, one of three analysts that covered Ribapharm, upgraded the Company’s rating from underperform to neutral.

ICN ANNOUNCES THE TENDER OFFER

     56.     On June 2, 2003, Defendant ICN sent a letter to the Ribapharm board and issued a press release announcing that it intended to make a tender offer for all of the outstanding shares of Ribapharm that it did not already own. The press release stated in pertinent part:

ICN currently owns approximately 80.1 % of the outstanding common stock of Ribapharm and intends to offer to acquire the balance of Ribapharm common stock at a price of $5.60 per share in cash, representing a 20.2 percent premium over the one month average closing price of $4.66. The aggregate consideration payable under the offer for all of the outstanding Ribapharm shares would be approximately $168 million.

Following successful completion of the tender offer, ICN intends to effect a “short-form” merger, in which any shares not acquired by ICN in the tender offer would be acquired at the same $5.60 per share cash price paid in the tender offer (the “Proposed Transaction”).

     57.     ICN further stated that it expected to file offering materials with the SEC and to commence a tender offer within seven to ten days. The offer did not contemplate requiring the approval of Ribapharm’s board of directors, but would be conditioned on the tender of the majority of the public shares of Ribapharm, although it did not state that this condition would be non-waivable. Finally, the announcement stated that, if the tender offer successfully acquired at least 90% of Ribapharm’s stock, ICN intended to effect a “short form” merger and acquire the remaining shares at $5.60 per share case.

     58.     ICN also announced in its June 2, 2003 press release that it had ''conducted a comprehensive assessment [of] the best course of action with respect to [its] investment in Ribapharm, including an analysis of Ribapharm’s value and the uncertainties and challenges that we believe are likely to remain with Ribapharm for some time.”

     59.     ICN made no announcement or commitment to offer a fair price, to empower or authorize Ribapharm’s Board to take all actions they deemed necessary and appropriate to protect the interests of Ribapharm’s minority stockholders and made no commitment not to seek the removal of such directors in the event they acted in a way contrary to ICN’s interest.

     60.     On June 6, 2003, Ribapharm’s board sent a letter to ICN requesting a delay in commencement of the proposed Transaction until June 23, 2003, in order to provide the board with an opportunity to evaluate the terms and fairness of the Proposed Transaction, which stated in part:

Ribapharm’s Board of Directors is currently in the process of considering ICN’s announced proposed tender offer and, in this regard, Ribapharm’s Board of Directors just recently retained Morgan Stanley & Co. Incorporated as financial advisor to assist the Board of Directors. Under the circumstances, we have been advised that it would not be in the best interests of Ribapharm’s stockholders if ICN, or any of ICN’s affiliates, were to go forward and commence the proposed tender offer within the time period which was publicly announced by ICN on June 2, 2003, while Ribapharm’s Board of Directors considers this proposed transaction and other alternatives.

     61.     On June 7, 2003, ICN responded to this request and refused to delay commencement of the Proposed Transaction, stating that in its unilateral opinion “ICN does not feel that it is in its interest, or the interest of Ribapharm’s public stockholders, to agree to the delay in commencement requested in your letter.”

     62.     On June 9, 2003, Daniel Parracka, chairman of the Ribapharm board, responded, correctly noting:

I note that it is the Ribapharm Board, and not ICN, that has the responsibility of assessing what is in the best interests of Ribapharm and its public stockholders. As communicated in my letter of June 6, the Ribapharm Board of Directors has determined that it would be best for Ribapharm and its public stockholders for ICN to delay the commencement of its tender offer until June 23, 2003. As such, I would urge ICN to reconsider our request.

ICN COMMENCES THE TENDER OFFER

     63.     Nevertheless, on June 10, 2003, ICN commenced its Tender Offer by filing its Offer to Purchase Ribapharm with the S.E.C. on Schedule TO (“Offering Materials”), which included as an exhibit ICN’s Offer to Purchase Ribapharm.

     64.     The Offering Materials are false and misleading in failing to provide Ribapharm shareholders, inter alia, the following information:

•	The Offering Materials repeatedly state that the valuations of the Company are based upon projections of Ribapharm’s business, revenues and earnings prepared by Ribapharm’s management in November, 2002, yet all of the valuations prepared by Goldman Sachs in conjunction with the Offering Materials are based upon ICN’s internal projections and assumptions of Ribapharm’s business, revenues and earnings prepared on May 27, 2003. These May 27, 2003 projections are critical to any Ribapharm shareholder’s decision whether to tender their shares of Ribapharm stock;

•	The Offering Materials fail to inform shareholders of the assumptions and projections underlying the valuations of Ribapharm prepared by Goldman Sachs;

•	The Offering Materials fail to inform shareholders of the valuation of, and assumptions underlying such valuation of, Ribapharm’s anticipated Ribavirin royalties from Roche as a result of the January 2003 settlement agreement;

•	The Offering Materials fail to inform shareholders of the valuation of, and assumptions underlying such valuation of, Ribapharm’s anticipated Ribavirin royalties from Schering-Plough from the Schering-Plough License;

•	The Offering Materials fail to inform shareholders of the status of takeover negotiations between Ribapharm and/or ICN with respect to its Ribapharm shares and Roche, or any other third party;

•	The Offering Materials state that factors which changed ICN’s evaluation of its alternatives with respect to its Ribapharm stock included a substantial downward revision of Ribapharm’s earning projections “by equity research analysts,” but fails to disclose whether the Company believes those estimates are accurate and how they compare with ICNs knowledge of Ribapharm’s projections, which ICN acknowledges it had access to. Critically, undisclosed is the cash flow to be received from the settlement of the patent litigation with the Roche Group. Given that this number has not been disclosed, equity research analysts would be unable to include that in their estimates. The offer to purchase discussed several different projections but fails to include any meaningful explanation of why there is material variation among them nor what the indicated value of Ribapharm would be under each;

•	The Offering Materials state that ICN believes that the offer is fair based, in part, on a report of Goldman Sachs, which itself was based on analysts’ estimates for the Company’s earnings and not the Company’s estimates, which are known to ICN, but fails to reveal how its $5.60 price was determined. Goldman Sachs’ presentation contains no analysis of the $5.60 price. While ICN discloses, in part, that Ribapharm’s estimates exceeded the earnings estimates used by ICN in developing its offer, it does not disclose what value the Company’s own estimates would place on Ribapharm’s shares, nor does it disclose whether the Company’s estimates include monies to be received from the Roche Group patent litigation settlement;

•	While the Offering Materials tout a purportedly favorable premium over stock trading prices, inexplicably the analysis is done as of May 27, 2003, not May 30, 2003, the date the ICN Board purportedly made its decision nor some date in June far more proximate to the offer. Also, critically absent from that analysis is any discussion of the impact of Ribapharm’s unique history on the premium analysis. Indeed, ICN’s own offer to purchase acknowledges the Company’s recently troubled history including litigation between it and Ribapharm’s former board and the uncertainty, created by ICN, of ICN’s refusal to follow through on its prior commitment to spin-off Ribapharm’s shares. The offer to purchase makes no disclosure of the basis on which the market price of purportedly comparable companies’ stock could be comparable under these circumstances nor whether, in the opinion of Goldman Sachs, any adjustment was appropriate;

•	The Offering Materials reveal that in November of 2002 ICN received from Ribapharm internal five-year projections. While it reveals that such projections forecasts substantially higher future revenues for Ribapharm, ICN does not reveal the purported changed market circumstances and other assumptions in any detail which would permit a reader to evaluate ICN’s claim that the projections are not reliable. Nor does it disclose what Ribapharm’s value would be if its projection is accepted.

     65.     The consideration to be paid to Class members in the transaction is unfair and inadequate because, among other things:

•	The intrinsic value of Ribapharm’s common stock is materially in excess of the amount offered for those securities in the proposed acquisition given the stock’s current trading price and the Company’s prospects for future growth and earnings.

•	The price offered in the Proposed Transaction represents a material discount to the historic trading price of Ribapharm common stock since its issuance at $10 per share barely more than one year prior to the commencement of the tender offer;

•	The price offered in the Proposed Transaction is below the trading price of Ribapharm stock earlier this year of $7.50 per share and below analysts predictions of as much as $11.00 per share.

•	As evidenced by the Goldman Sachs report filed as an exhibit to the Offering Materials, the price offered in the Proposed Transaction is substantially below all comparable values of profitable biotech and pharmaceutical companies;

•	The purported premium offered in the Proposed Transaction is designed to take advantage of the fact that Ribapharm’s stock, which traded somewhat in tandem with ICN due to the joint debt obligations with regard to the Notes, was trading at historic lows solely because the price of ICN had declined as a result of recent reductions in consensus earnings estimates from analysts for ICN;

•	The price offered in the Proposed Transaction failed to properly include the value of increased revenues from Ribavirin royalties to be obtained from Roche pursuant to the January, 2003 settlement agreement;

     66.     The Proposed Transaction, a classic minority freeze-out, is unfair in both process and price. ICN as a result of its majority ownership of Ribapharm stock, owes a fiduciary duty to the public stockholders of Ribapharm, and absent appropriate procedural safeguards, bears the burden of establishing the entire fairness of both the process and the price related to the Squeeze-Out Transaction. ICN’s proposal constitutes a self-dealing transaction because it seeks to acquire for itself the public shares of Ribapharm and seeks to use the corporate mechanisms which are at its disposal as a result of its ownership of a majority of the common stock and its ability to elect and control the entirety of the Board of Directors of Ribapharm and, thus, the actions of the Board of Ribapharm.

     67.     ICN timed its offer to take advantage of the decline in the market price of Ribapharm’s stock, precipitated in large part due to consensus reductions in analysts’ estimates of ICN’s future performance, then exacerbated by ICN’s removal of Ribapharms’ entire Board of Directors coupled with the filing of litigation against these same ICN appointed directors. The offer has the effect of capping the market for Ribapharm’s stock at an artificially low price driven down by the actions of ICN — the very same party that seeks to benefit from the price decline — to facilitate ICN’s plan to obtain the public interest in Ribapharm as cheaply as possible.

RIBAPHARM’S RESPONSE TO THE TENDER OFFER

     68.     On June 16, 2003, ICN filed Amendment Number 2 to the Offering Materials on Schedule TO extending the expiration date of the Proposed Transaction until July 22, 2003, purportedly to allow the Ribapharm Board an opportunity to evaluate the Proposed Transaction.

     69.     The Ribapharm Board retained Morgan Stanley & Co. as its financial advisor with regard to the Proposed Transaction. After consulting, inter alia, with Morgan Stanley, the Ribapharm Board determined that the price offered in the Proposed transaction was inadequate and not in the best interests of the Company or the holders of the Publicly Held Shares. At its June 20, 2003 meeting, the Ribapharm Board also adopted a stockholder rights plan (the “Poison Pill”), declared a dividend distribution of new preferred stock purchase rights thereunder, and declined to recommend the Offer to the Company’s stockholders.

     70.     On June 23, 2002, Ribapharm filed its Recommendation Statement on Schedule 14d-9 with the SEC. This Schedule 14d-9, however, like ICN’s Offering Materials, failed to disclose the information set forth above, see ¶64, which is material information and necessary to Ribapharm’s public shareholders for the evaluation of the terms of the Proposed Transaction.

     71.     Because of ICN’s control of the Company, through its stock ownership, control of the Ribapharm Board, the joint obligations under the Notes, the pending registration of 22 million shares of common stock for conversion rights under the Notes, and the multitude of agreements between ICN and Ribapharm, each designed to benefit ICN and give it control over the Company, no third party, as a practical matter, is likely to attempt any competing bid for Ribapharm. The success of any such bid would require the consent and cooperation of ICN. Moreover, despite ICN’s initial assurances, and Ribapharm’s repeated requests, ICN has refused and continues to refuse to spin-off its interest in Ribapharm, or enter into an agreement with Ribapharm to modify the companies’ joint obligations under the Notes, which would make it possible to effectuate third party bids. ICN has undertaken this conduct, despite its knowledge that third parties have repeatedly expressed interest in Ribapharm since May 2002, just one month after the Company’s initial public offering.

     72.     Thus, ICN has the power and is exercising its power to enable it to acquire the Company’s public shares and dictate terms which are contrary to the public shareholders’ best interests and do not reflect the fair value of Ribapharm’s stock.

     73.     ICN has breached its duty of loyalty to Ribapharm stockholders by using its control of Ribapharm to force plaintiffs and the Class to sell their equity interest in Ribapharm at an unfair price, without full knowledge of information material to their decision in a coercive transaction which deprives Ribapharm’s public shareholders of maximum value to which they are entitled. ICN has breached its fiduciary duties, which arise from its control of Ribapharm, by using such control for its own benefit.

     74.     The terms of the Proposed Transaction are unfair to the Class, and the unfairness is compounded by the gross disparity between the knowledge and information possessed by defendant as the majority shareholder of Ribapharm and that possessed by Ribapharm’s public shareholders. Defendant’s scheme and intent is to take advantage of this disparity and to induce the Class to relinquish their shares in the acquisition at an unfair price on the basis of incomplete or inadequate information.

     75.     ICN and, by reason of its position as controlling stockholder of Ribapharm, is obligated to ensure the entire fairness of any self dealing transaction seeking to acquire the public shares of Ribapharm, in any transaction other than a “pure short-form merger.” Even in the event such duties did not arise from ICN’s status as a majority stockholder, under the circumstances present here, ICN is estopped from asserting that another standard governs its conduct.

     76.     The Squeeze-Out Transaction is not a “pure short-form merger” because ICN will gain its ability to consummate a short-form merger through an essentially unitary tender offer-back-end merger transaction.

     77.     Moreover, ICN owes a fiduciary obligation to provide all material information to Ribapharm’s public stockholders in connection with the Squeeze-Out Transaction, and has failed to disclose material information in its possession, including, but not limited to the items and information set forth above in paragraph 64. Indeed, ICN has not even disclosed whether it believes that $5.60 per share represents a “fair value” for Ribapharm’s public stockholders.

     78.     The first-step exchange offer of the Proposed Transaction — a classic minority freeze out — is actionably coercive. As ICN has publicly announced, if the first-step exchange offer of the Squeeze-Out Transaction is successful, ICN intends to eliminate the equity interests of those stockholders who do not submit their shares in the second-step short-form merger.

     79.     ICN has not committed that, if the offer fails, it will take no other action to acquire its public stock. Nor has it committed to permit the Ribapharm Board to act to prevent ICN from taking other action detrimental to the public stockholders.

     80.     Based on the foregoing, plaintiffs and the Class have and will continue to suffer damages.

     81.     Plaintiffs and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

          WHEREFORE, plaintiff demands judgment against the Defendant, as follows:

          A. Certifying this action as a class action and certifying plaintiffs as representatives of the Class;

          B. Preliminarily and permanently enjoining the Proposed Transaction on the terms presently proposed and pending proper disclosures;

          C. To the extent, if any, that the transaction complained of is consummated prior to the entry of this Court’s final judgment, rescinding the same or awarding rescissory damages to the Class;

          D. Directing that defendants account to plaintiffs and the Class for all damages caused to them and account for all profits and any special benefits obtained by defendant as a result of its unlawful conduct;

          E. Awarding to plaintiffs the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff’s attorneys and experts; and

          F. Granting such other and further relief as the Court deems appropriate.

Dated: June 26,2003
ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

	By:	/s/ Carmella P. Keener

919 North Market Street, Suite 1401 P.O. Box 1070 Wilmington, Delaware 19899 Telephone: 302-656-4433 Delaware Liaison Counsel for Plaintiffs

OF COUNSEL:

FARUQI & FARUQI, LLP
320 East 39th Street
New York, New York 10016
Telephone: 212-983-9330

ABBEY GARDY, LLP
212 East 39th Street
New York, New York 10016
Telephone: 212-889-3700

GOODKIND LABATON RUDOFF & SUCHAROW LLP
2455 East Sunrise Boulevard, Suite 813
Fort Lauderdale, Florida 33304
Telephone: 954-630-1000

BERNSTEIN, LITOWITZ, BERGER & GROSSMAN, LLP
1285 Sixth Avenue, 33rd Floor
New York, New York 10019
Telephone: 212-554-1400